SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

Skullcandy, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

83083J104

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G

CUSIP No. 83083J104

1	NAME OF REPORTING PERSON Goode Skullcandy Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,158,283
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,158,283
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,158,283
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.8%*
12	TYPE OF REPORTING PERSON OO

*	Percentage of class is based on 27,778,248 shares of common stock outstanding on November 4, 2013.

13G

CUSIP No. 83083J104

1	NAME OF REPORTING PERSON Goode Partners Consumer Fund I, L. P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,158,283*
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,158,283*
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,158,283*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.8%**
12	TYPE OF REPORTING PERSON PN

*	Goode Partners Consumer Fund I, L.P. is the managing member of Goode Skullcandy Holdings, LLC, which directly holds the securities reported herein. Good Partners Consumer Fund I, L.P. may be deemed to indirectly beneficially own the shares held by Goode Skullcandy Holdings, LLC because of its affiliation with the Goode Entities (as defined below) but disclaims beneficial ownership of the reported securities except to the extent of its pecuniary interests therein.
**	Percentage of class is based on 27,778,248 shares of common stock outstanding on November 4, 2013

13G

CUSIP No. 83083J104

1	NAME OF REPORTING PERSON Goode Investors I LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,158,283*
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,158,283*
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,158,283*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.8%**
12	TYPE OF REPORTING PERSON OO

*	Goode Investors I LLC is the general partner of Goode Partners Consumer Fund I, L.P., which is the managing member of Goode Skullcandy Holdings, LLC, which directly holds the securities reported herein. Goode Investors I LLC may be deemed to indirectly beneficially own the shares held by Goode Skullcandy Holdings, LLC because of its affiliation with the Goode Entities but disclaims beneficial ownership of the reported securities except to the extent of its pecuniary interests therein.
**	Percentage of class is based on 27,778,248 shares of common stock outstanding on November 4, 2013

13G

CUSIP No. 83083J104

1	NAME OF REPORTING PERSON David Oddi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,158,283*
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,158,283*
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,158,283*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.8%**
12	TYPE OF REPORTING PERSON IN

*	David Oddi is a managing director and member of Goode Investors I LLC. Goode Investors I LLC is the general partner of Goode Partners Consumer Fund I, L.P., which is the managing member of Goode Skullcandy Holdings, LLC, which directly holds the securities reported herein. Mr. Oddi, (together with Goode Investors I LLC and Goode Partners Consumer Fund I, L.P. the “Goode Entities”) may be deemed to indirectly beneficially own the shares held by Goode Skullcandy Holdings, LLC because of his affiliation with the Goode Entities but disclaims beneficial ownership of the reported securities except to the extent of his pecuniary interests therein.
**	Percentage of class is based on 27,778,248 shares of common stock outstanding on November 4, 2013.

13G

CUSIP No. 83083J104

Item 1. (a)	Name of Issuer:

Skullcandy, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

1441 West Ute Boulevard,

Suite 250

Park City, UT 84098

Item 2. (a)	Name of Person Filing:

(i)	Goode Skullcandy Holdings, LLC

(ii)	Goode Partners Consumer Fund I, L.P.

(iii)	Goode Investors I LLC

(iv)	David Oddi

(b)	Address of Principal Business Office or, if None, Residence:

The principal business office for each of the Reporting Persons is 767 Third Avenue, 22nd Floor, New York, New York 10017.

(c)	Citizenship:

The information set forth below relates to the Reporting Persons listed next to the corresponding numeral set forth in Item 2(a).

(i)	Delaware

(ii)	Delaware

(iii)	Delaware

(iv)	United States

(d)	Title of Class of Securities:

$0.0001 par value per share

(e)	CUSIP Number:

83083J104

Item 3.	If this statement is filed pursuant to §240.13d-1(b), or §240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned:

Goode Skullcandy Holdings, LLC	2,158,283
Goode Partners Consumer Fund I, L.P.	2,158,283
Goode Investors I LLC	2,158,283
David Oddi	2,158,283

(b)	Percent of Class:

Goode Skullcandy Holdings, LLC	7.8%
Goode Partners Consumer Fund I, L.P.	7.8%
Goode Investors I LLC	7.8%
David Oddi	7.8%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

Goode Skullcandy Holdings, LLC	2,158,283
Goode Partners Consumer Fund I, L.P.	2,158,283
Goode Investors I LLC	2,158,283
David Oddi	2,158,283

(ii)	Shared power to vote or to direct the vote:

Goode Skullcandy Holdings, LLC	0
Goode Partners Consumer Fund I, L.P.	0
Goode Investors I LLC	0
David Oddi	0

(iii)	Sole power to dispose or to direct the disposition of:

Goode Skullcandy Holdings, LLC	2,158,283
Goode Partners Consumer Fund I, L.P.	2,158,283
Goode Investors I LLC	2,158,283
David Oddi	2,158,283

(iv)	Shared power to dispose or to direct the disposition of:

Goode Skullcandy Holdings, LLC	0
Goode Partners Consumer Fund I, L.P.	0
Goode Investors I LLC	0
David Oddi	0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10	Certifications.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2014

GOODE SKULLCANDY HOLDINGS, LLC

By: GOODE PARTNERS CONSUMER FUND I, L.P.,
the Managing Member

By: GOODE INVESTORS I LLC,
the General Partner

	By:	/s/ David Oddi
Name: David Oddi
Title: Manager

GOODE PARTNERS CONSUMER FUND I, L.P.

By: GOODE INVESTORS I LLC,
the General Partner

	By:	/s/ David Oddi
Name: David Oddi
Title: Manager

GOODE INVESTORS I LLC,

By:		/s/ David Oddi
Name: David Oddi
Title: Manager

/s/ David Oddi
David Oddi

13G

CUSIP No. 83083J104

INDEX OF EXHIBITS

Exhibit No.	Exhibit Description

99.1†	Joint Filing Agreement, dated February 12, 2014 by and among Goode Skullcandy Holdings, LLC, Goode Partners Consumer Fund I, L.P., Goode Investors I LLC and David Oddi

†	Filed herewith.